FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 16 DATED MAY 6, 2011
TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 15 dated April 19, 2011. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering; and

•	the execution of an agreement to purchase a four-story office building containing approximately 96,400 square feet in Miramar, Florida.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of May 3, 2011, we had raised aggregate gross offering proceeds of approximately $70.5 million from the sale of approximately 2.8 million shares in this offering, including shares sold under our distribution reinvestment plan. As of May 3, 2011, approximately 197.2 million shares of our common stock remain available for sale in our primary offering, and approximately 30 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

The termination date of our primary offering of 200,000,000 shares of common stock will be June 10, 2012, unless extended up to an additional 18 months by our board of directors. If we continue our primary offering beyond June 10, 2012, we will provide that information in a prospectus supplement. We may continue to offer shares under our distribution reinvestment plan beyond the conclusion of the primary offering until we have sold 30,000,000 shares of common stock through the reinvestment of distributions. We may terminate this offering at any time.

Probable Real Estate Investment

On May 4, 2011, we entered into a purchase agreement to acquire a four-story office building totaling approximately 96,394 square feet (the “Miramar Centre II Building”) for approximately $21.5 million, exclusive of closing costs. We intend to fund the acquisition with proceeds raised from this offering and proceeds from our $70.0 million credit facility. The Miramar Centre II Building was built in 2001 and is located on approximately 6.13 acres of land in Miramar, Florida. The seller, TCP-Miramar, LLC, is not affiliated with us or our advisor.

The Miramar Centre II Building is currently 100% leased to Humana Medical Plan, Inc. (“Humana Medical Plan”), a subsidiary of Humana, Inc. Humana, Inc. is one of the nation's largest publicly traded health and supplemental benefits companies.

The current annual effective base rent is approximately $1.7 million. The current weighted-average rental rate over the lease term is approximately $18.75 per square foot. Humana Medical Plan utilizes the Miramar Centre II Building as a call center and to provide executive and administrative support to its operations. Humana Medical Plan's lease expires in December 2017, but it has the right to extend the term of its lease for three additional five-

year renewal periods at 95% of the then-current market rate.

The average occupancy rate of Miramar Centre II Building during each of the last five years was as follows:

Year	Average Occupancy Rate
2006	100%
2007	100%
2008	100%
2009	100%
2010	100%

The average effective annual rental rate per square foot, calculated as the annualized base rental rate divided by leased square feet, for each of the last five years for the Miramar Centre II Building was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2006	$15.90
2007	$16.22
2008	$16.86
2009	$12.65
2010	$15.79

Average effective annual rental rate per square foot reflects rental concessions, including free rent, as provided for by the lease agreement.

The table below sets forth a schedule for expiring leases for the Miramar Centre II Building by square footage and by annualized effective base rent as of January 1, 2011.

Year	Number of Leases Expiring	. Annualized Effective Base Rent (in thousands)	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
2017	1	$1,956	100%	96,394	100%
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	—	—	—	—	—
Thereafter	—	—	—	—	—

Based on the current condition of the Miramar Centre II Building, we do not believe it will be necessary to make significant renovations to the Miramar Centre II Building. Our management believes that the Miramar Centre II Building is adequately insured.

The consummation of the purchase of the Miramar Centre II Building is subject to certain conditions. Other assets may be identified that we may acquire before or instead of the Miramar Centre II Building. We can make no assurances that the closing of this investment will occur.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 15 dated April 19, 2011 and supplement no. 16 dated May 6, 2011.

Supplement no. 15 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	updates to the risks related to an investment in our shares;

•	an update to our “Estimated Use of Proceeds” table;

•	a revised ownership structure chart;

•	the amendment of our charter;

•	the amendment of our bylaws;

•	changes to the composition of our board of directors;

•	a change to the compensation paid to our independent directors;

•	an update to the biography of Randall D. Fretz, our senior vice president;

•	our entry into an amended and restated advisory agreement and a master property, leasing and construction management agreement;

•	information regarding leadership changes at our dealer manager;

•	an update regarding our dealer manager;

•	the cap on the debt financing fee payable to our advisor and its affiliates;

•	a change to the disposition fee payable to our advisor and its affiliates;

•	revised disclosure regarding our conflict resolution procedures;

•	updates to the “Prior Performance Summary” section of our prospectus;

•	updates to the “Experts” section of our prospectus;

•	information incorporated by reference; and

•	updated prior performance tables for the year ended December 31, 2010.

Supplement no. 16 includes:

•	the status of the offering; and

•	the execution of an agreement to purchase a four-story office building containing approximately 96,400 square feet in Miramar, Florida.